NOTE 5 - ACQUISITION

On August 28, 2009, the fund acquired substantially all of the assets of the Tax-Efficient Growth Fund (the acquired fund), pursuant to the Agreement and Plan of Reorganization dated August 26, 2008 and approved by shareholders of the acquired fund on August 21, 2009. The acquisition was accomplished by a tax-free exchange of 3,556,681 shares of the fund (with a value of $35,780,000) for all 4,504,112 shares of the acquired fund outstanding on August 28, 2009, with the same value. The net assets of the acquired fund at that date included $3,500,000 of unrealized depreciation and $7,526,000of net realized losses carried forward for tax purposes to offset distributable gains realized by the fund in the future. A portion of the net realized losses may be subject to limitations. Assets of the acquired fund, including securities with a value of $35,716,000, cash of $13,000, and receivables and other assets of $52,000, were combined with those of the fund, resulting in aggregate net assets of $66,451,000 immediately after the acquisition.

The Combined Proxy Statement and Prospectus is available on the SEC's website under Form 497--Definitive Materials filed on May 15, 2009.